# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/13/2026
Amends the filing with accession number 0000921895-25-003215
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Changpeng Zhao: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); member of a group; source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (4.9% of the class)
- Baucus Max (CIK 0001906587): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Chapman James David: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Chapman is a citizen of the United Kingdom and Australia.
- Guill?n Goody Teresa Marie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Goody Guillen is a citizen of the United States and Australia.
- He Jiajin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: personal funds (PF); sole voting power 2,099,644; shared voting power 0; sole dispositive power 2,099,644; shared dispositive power 0; aggregate amount beneficially owned 2,099,644 (4.6% of the class)
- Odagiu Alex: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: personal funds (PF); sole voting power 4,918; shared voting power 0; sole dispositive power 4,918; shared dispositive power 0; aggregate amount beneficially owned 4,918 (0% of the class)
  Comment: Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania.
- Roszak Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Roszak is a citizen of the United States and Poland.
- Zhang Ling: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

On March 13, 2026, in accordance with the Bylaws of the Issuer, YZi Labs delivered a written letter to the Issuer requesting the Issuer to set a record date for determining stockholders entitled to express written consent to corporate action without a meeting (the "Record Date Request"), in order for stockholders to be able to provide written consents for the approval of the proposals set forth in the preliminary consent statement filed by YZi Labs with the SEC. The Record Date Request is required to comply with the Bylaws, as amended by the Issuer in late December 2025, which added significant restrictions and procedural hurdles to the process of nominating director candidates to the Board and soliciting the written consent of stockholders of the Issuer, including among other items, extensive disclosures and written questionnaires and representation and agreements completed by each of the Nominees in the form provided by the Issuer.

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (03/16/2026)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (03/16/2026)
- Baucus Max: /s/ Max Sieben Baucus, Max Sieben Baucus (03/16/2026)
- Chapman James David: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for David J. Chapman (03/16/2026)
- Guill?n Goody Teresa Marie: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Teresa Marie Goody Guillen (03/16/2026)
- He Jiajin: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Jiajin He (03/16/2026)
- Odagiu Alex: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Alex Odagiu (03/16/2026)
- Roszak Matthew: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Matthew Roszak (03/16/2026)
- Zhang Ling: /s/ Ling Zhang, Ling Zhang (03/16/2026)